UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 15, 2015

KINDRED HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-14057	61-1323993
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

680 South Fourth Street Louisville, Kentucky	40202-2412
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (502) 596-7300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

As previously announced, on October 9, 2014, Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), entered into an Agreement and Plan of Merger, as it may be amended from time to time, among Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), Kindred and Kindred Healthcare Development 2, Inc., a Delaware corporation (“merger sub”) (the “Merger Agreement”), pursuant to which, merger sub will merge with and into Gentiva, with Gentiva surviving the merger as a wholly owned subsidiary of Kindred (the “merger”). As disclosed in the definitive proxy statement/prospectus, dated December 18, 2014 (the “Proxy Statement”), on October 20, 2014, Siew K. Stevens filed a purported stockholder class action complaint against Gentiva, the members of the Gentiva board of directors, Kindred, and merger sub in the Court of Chancery of the State of Delaware (the “Court”), captioned Stevens v. Gentiva Health Services, Inc., et al., C.A. No. 10261-VCG. On October 24, 2014, Milton Pfeiffer filed a purported stockholder class action complaint against Gentiva, the members of the Gentiva board of directors, Kindred and merger sub in the Court, captioned Pfeiffer v. Gentiva Health Services, Inc., et al., C.A. No. 10281-VCG. On November 7, 2014, Denise Kline filed a purported stockholder class action complaint against Gentiva, the members of the Gentiva board of directors, Kindred, and merger sub in the Court, captioned Kline v. Gentiva Health Services, Inc., et al., C.A. No. 10333-VCG. Plaintiff in each action alleged that the members of the Gentiva board of directors breached their fiduciary duties by (a) agreeing to the merger for inadequate consideration and (b) agreeing to lock up the merger with various deal protection provisions. Plaintiff in each action further alleged that Gentiva, Kindred, and merger sub aided and abetted these alleged breaches of fiduciary duties. Plaintiff in each action sought (among other things) to enjoin Gentiva and the Gentiva board of directors from consummating the merger, and requested attorneys’ fees, costs and damages in an unspecified amount. Plaintiff in the Pfeiffer action also sought to rescind the merger to the extent already implemented and sought rescissory damages as an alternative to rescission. Gentiva, the members of the Gentiva board of directors, Kindred and merger sub each believe that all allegations contained in the complaint filed in each of the Stevens, Pfeiffer and Kline actions are without merit. On November 18, 2014, the Stevens, Pfeiffer and Kline lawsuits were consolidated for all purposes by the Court in an action captioned In re Gentiva Health Services Inc. Stockholder Litigation, Consolidated C.A. No. 10261-VCG (“In Re Gentiva Health Services, Inc. Stockholder Litigation”). On December 2, 2014, plaintiffs in the consolidated action filed a consolidated amended complaint against Gentiva, the members of the Gentiva board of directors, Kindred and merger sub in the Court alleging that the members of the Gentiva board of directors breached their fiduciary duties by (a) agreeing to the merger for inadequate consideration, (b) agreeing to lock up the merger with various deal protection provisions and (c) misrepresenting and failing to disclose in the Proxy Statement allegedly material information necessary for the Gentiva stockholders to cast an informed vote on the merger. The consolidated complaint further alleged that Gentiva aided and abetted the Gentiva board of directors alleged breaches of fiduciary duty. Plaintiffs in the consolidated action seek, among other things, to enjoin Gentiva and the Gentiva board of directors and request attorneys’ fees, costs and damages in an unspecified amount.

Each of Gentiva, the members of the Gentiva board of directors, Kindred and merger sub have denied and continue to deny the allegations in In Re Gentiva Health Services, Inc. Stockholder Litigation, and expressly maintain (a) that they diligently and scrupulously complied with their fiduciary, disclosure and other legal duties and (b) that they did not fail to include all material information relating to the merger in the Proxy Statement. However, on January 15, 2015, solely to eliminate the burden, expense and risk of further litigation, and without admitting any liability or wrongdoing, Gentiva entered into a memorandum of understanding with the plaintiffs in In Re Gentiva Health Services, Inc. Stockholder Litigation (the “Memorandum of Understanding”) to reach an agreement-in-principle to settle the litigation. In consideration for the full settlement and dismissal with prejudice of In Re Gentiva Health Services, Inc. Stockholder Litigation and pursuant to the Memorandum of Understanding, Gentiva has agreed to make certain supplemental disclosures to the Proxy Statement. The proposed settlement is subject to, among other things, final approval of the Court.

Under the terms of the proposed settlement, following final Court approval, the In Re Gentiva Health Services, Inc. Stockholder Litigation will be dismissed with prejudice. If the parties agree upon all other terms attendant to the stipulation of settlement, the parties will negotiate in good faith regarding the amount of the attorneys’ fees, costs and expenses to be paid to plaintiffs’ counsel in In Re Gentiva Health Services, Inc. Stockholders Litigation, subject to approval by the Court. Any failure by the Court to approve the amount of such fees shall not affect the validity of the terms of the stipulation of settlement. None of the stipulation of settlement or the Memorandum of Understanding or the implementation or effectuation thereof are conditioned on any award of attorneys’ fees or expenses to plaintiffs’ counsel. There can be no assurances, however, that the parties will ultimately enter into a stipulation of settlement or that the Court approval of the settlement will be obtained. In such event, the proposed settlement as contemplated by the Memorandum of Understanding will be null and void and of no force and effect.

SUPPLEMENTAL DISCLOSURES

In connection with the settlement of In Re Gentiva Health Services, Inc. Stockholder Litigation as described in this supplemental disclosure, Gentiva has agreed to make these supplemental disclosures to the Proxy Statement. These supplemental disclosures should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references in the information below are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, Gentiva makes the following supplemental disclosures. The additional disclosures in these supplemental disclosures are underlined and italicized for convenience.

The following disclosure supplements the disclosure under the heading “Background of the Merger” by amending and restating the sixth full paragraph on page 41 and breaking it into the following two paragraphs:

Following the meeting with Mr. Diaz, Mr. Windley contacted Victor F. Ganzi, Gentiva’s lead independent director, and informed him of Mr. Diaz’s unsolicited verbal proposal. Mr. Windley and Mr. Ganzi decided to convene a telephonic meeting with the Gentiva board of directors for the next day to discuss the unsolicited proposal. Also, after receiving Kindred’s unsolicited verbal proposal, Mr. Windley contacted Edge Healthcare Partners, which we refer to as Edge, and invited Edge to participate in Gentiva’s April 10 board of directors meeting. Edge is an independent investment banking firm that provides advisory services to private and public healthcare companies and had historically been an advisor to Gentiva. Edge has never performed financial advisory services for Kindred and had no past and has no current relationship with Kindred. Edge was formally engaged on May 15, 2014 to advise Gentiva because of its deep knowledge of Gentiva and its extensive industry expertise. Edge was not engaged to render a fairness opinion.

On the April 10 Gentiva board of directors conference call, after careful consideration of the unsolicited proposal, including discussions with financial advisor Edge and legal counsel Greenberg Traurig, LLP, which we refer to as Greenberg Traurig, the Gentiva board of directors determined that Kindred’s unsolicited proposal undervalued Gentiva, was opportunistic and offered an unattractive currency. Accordingly, the Gentiva board of directors instructed Mr. Windley to inform Mr. Diaz of the Gentiva board of directors’ determination.

The following disclosure is added as a new paragraph following the eighth full paragraph on page 42 under the heading “Background of the Merger”:

After Kindred’s public announcement of its May 15, 2014 unsolicited proposal, the Gentiva board of directors formally engaged Barclays as a second financial advisor because Gentiva believed that, in a transaction of the type proposed by Kindred, it was advisable to have a fairness analysis performed by and a fairness opinion rendered by a nationally recognized full service investment bank. Barclays also was engaged to provide financial advisory services. The Gentiva board of directors did not ask Edge to provide a fairness opinion because it did not believe that a second fairness opinion was necessary. However, had the Gentiva board of directors asked Edge to deliver a fairness opinion, it would have been willing to deliver one.

The following disclosure supplements the disclosure under the heading “Background of the Merger” by amending and restating the third full paragraph on page 48 as follows:

On September 26, 2014, the Gentiva board of directors held a meeting, attended by Gentiva’s management and financial and legal advisors, at which Gentiva management, assisted by Gentiva’s financial advisors and Greenberg Traurig, reviewed with the Gentiva board of directors the terms of Kindred’s revised proposal. Greenberg Traurig advised the Gentiva board of directors on its fiduciary duties and other legal considerations relating to its responsibilities in considering the revised proposal. Mr. Windley and Gentiva’s financial advisors reviewed with the Gentiva board of directors the discussions and information exchanges between Kindred and Gentiva that had taken place over the prior week. The Gentiva board of directors, aided by Gentiva’s management and financial advisors, discussed the merger consideration being offered, including the potential benefits and risks in accepting a portion of the merger consideration in stock at a fixed exchange ratio to be valued using the value-weighted average price of a share of Kindred common stock for the ten trading days immediately prior to the signing date of the merger agreement. Greenberg Traurig reviewed the changes to the draft merger agreement and explained that the revised merger agreement was changed primarily to reflect that a portion of consideration was now proposed to be paid in Kindred common stock and that none of the issues in the merger agreement related to certainty of closing, which had been discussed at the September 19, 2014 meeting of the Gentiva board of directors, had been addressed by Kindred, including that, under the revised draft of the merger agreement, Gentiva still would be unable to seek specific performance of Kindred’s obligation to consummate the merger in the event Kindred failed to secure its financing for the merger. The Gentiva board of directors discussed the terms of Kindred’s revised proposal and that, in the board’s view, the proposal did not represent Kindred’s best and final offer. The Gentiva board of directors determined that the price offered was inadequate and did not represent full value for Gentiva’s stockholders because, after consultation with its financial advisors, consideration of the potential deal synergies and the ongoing negotiations with Kindred, the Gentiva board of directors believed that Kindred would further increase its proposed consideration. The Gentiva board of directors instructed Mr. Windley to seek an improvement in the financial terms of Kindred’s offer and to reiterate the need to receive Kindred’s best and final offer prior to 12:00 noon on September 29, 2014. On behalf of the Gentiva board of directors, Mr. Windley sent Mr. Diaz a letter indicating that the Gentiva board of directors had determined that Kindred’s revised proposal undervalued Gentiva and its future prospects and that the extent and nature of the proposed changes to the merger agreement were unacceptable. The letter indicated that Kindred should provide an enhanced offer no later than 12:00 noon on September 29, 2014, recognizing that Gentiva had a preference for cash consideration and instructed Kindred to provide a merger agreement that removed the optionality inherent in the prior draft agreement and permitted Gentiva to seek specific performance of Kindred’s obligations to consummate the merger (including, in the event Kindred failed to secure financing for the merger).

The following disclosure supplements the disclosure under the heading “Background of the Merger” by amending and restating the third full paragraph on page 49 as follows:

On the evening of September 27, Mr. Diaz informed Mr. Windley that the Kindred board of directors had agreed to increase Kindred’s per share proposed price to acquire all of the outstanding shares of Gentiva common stock to $14.25 in cash and $5.00 in Kindred common stock. Based on his conversation earlier in the day with Mr. Diaz, Mr. Windley believed that Kindred might be willing to pay $19.50 per share to acquire Gentiva. Mr. Windley, therefore, told Mr. Diaz that a price of $19.25 per share was not likely to be considered adequate.

The following disclosure supplements the disclosure under the heading “Selected Comparable Company Analysis” by amending and restating all paragraphs under that heading on pages 59-60 as follows:

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to Gentiva and Kindred with selected companies that Barclays, based on its experience in the healthcare industry, deemed comparable to Gentiva and Kindred, respectively. Barclays calculated and compared various financial multiples and ratios of Gentiva and Kindred, respectively, and the respective selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed multiples of the enterprise value of Gentiva to its expected 2014 earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, as adjusted to exclude charges related to cost savings initiatives and acquisition and integration activities, losses on closed locations, a weather-specific adjustment for the first quarter of 2014 and merger related expenses, which we refer to in this section “—Opinion of Gentiva’s Financial Advisor” as Adjusted EBITDA, and expected 2015 EBITDA. Barclays also calculated and analyzed the multiple of the enterprise value of Kindred to its expected 2014 EBITDA, and the multiple of the adjusted enterprise value of Kindred to its expected 2014 earnings before interest, taxes, depreciation, amortization and rent expense, which we refer to as EBITDAR. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common stock and the book value of its preferred stock and the book value of any non-controlling interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of October 7, 2014.

The results of this selected comparable company analysis for Gentiva are summarized below:

Name of Company	Enterprise Value / Expected 2014 Adjusted EBITDA	Enterprise Value / Expected 2015 EBITDA	2014 P/E Ratio	2015 P/E Ratio	Debt / LTM EBITDA
Amedisys Inc. (1)	12.9x	11.1x	39.8x	31.0x	4.1x
Chemed Corp.	9.3x	8.8x	16.9x	15.8x	0.8x
Almost Family Inc.	9.1x	8.8x	15.6x	15.0x	2.3x
Addus HomeCare Corp.	8.8x	7.4x	18.0x	15.0x	Not Meaningful
LHC Group, Inc. (2)	8.6x	7.7x	17.7x	15.8x	1.3x
Mean	9.7x	8.8x
Median	9.1x	8.8x
Mean (excl. Amedisys Inc.)	8.9x	8.2x
Median (excl. Amedisys Inc.)	8.9x	8.3x
Gentiva at $19.50 (3)	9.6x	8.7x	18.6x	14.1x	6.0x(4)

(1)	Amedisys Inc. debt assumes $35 million of additional debt for payment of a U.S. Department of Justice settlement.
(2)	LHC Group Inc. excluded the book value of its non-controlling interest from the Enterprise Value and adjusted its Expected 2014 EBITDA and Expected 2015 EBITDA accordingly for the non-controlling interest.
(3)	Multiple for expected 2014 results based on Gentiva Adjusted EBITDA.
(4)	LTM EBITDA of $193 million per second quarter compliance certificate.

($ in millions)
Name of Company	2014 Revenue	2015 Revenue	2014 EBITDA	2015 EBITDA	2015 revenue growth	2015 EBITDA growth	2015 EBITDA margin
Amedisys Inc.	$1,204	1,221	63	74	1.4%	16.6%	6.1%
Chemed Corp.	$1,450	1,510	211	222	4.1%	5.0%	14.7%
Almost Family Inc.	$495	506	33	34	2.3%	3.2%	6.8%
Addus HomeCare Corp.	$309	341	23	27	10.4%	18.3%	7.9%
LHC Group, Inc.	$727	776	54	60	6.7%	11.2%	7.8%
Gentiva	$1,987	2,028	189	208	2.0%	9.9%	10.3%

The results of this selected comparable company analysis for Kindred are summarized below:

Name of Company	Enterprise Value / Expected 2014 EBITDA	Adjusted Enterprise Value / Expected 2014 EBITDAR (2)	Enterprise Value / Expected 2015 EBITDA	Adjusted Enterprise Value / Expected 2015 EBITDAR(2)	2014 P/E Ratio	2015 P/E Ratio	Debt / LTM EBITDA	Adjusted Debt / EBITDAR(3)
The Ensign Group, Inc.	6.2x	7.4x	5.5x	6.0x	15.6x	13.9x	0.0x	2.9x
Select Medical Holdings Corp.	8.5x	7.9x	8.1x	7.5x	12.6x	11.4x	4.4x	4.8x
Skilled Healthcare Group, Inc.	7.8x	6.6x	7.4x	6.2x	22.3x	17.3x	3.9x	5.3x
HealthSouth Corp. (1)	8.2x	8.0x	7.7x	7.5x	18.2x	16.9x	2.8x	3.1x
Kindred	7.2x	6.6x	6.9x	6.4x	18.5x	16.9x	4.0x	4.9x

(1)	Includes a net operating loss value of $266.5 million.
(2)	Rent was capitalized at 6.0x.
(3)	Rent was capitalized at 6.0x for leverage.

($ in millions)
Name of Company	2014 Revenue	2015 Revenue	2014 EBITDA	2015 EBITDA	2014 EBITDAR	2015 EBITDAR	2015 revenue growth	2015 EBITDA growth	2015 EBITDA margin
The Ensign Group, Inc.	$1,017	1,155	120	135	159	194	13.5%	13.2%	11.7%
Select Medical Holdings Corp.	$3,060	3,165	373	393	496	520	3.4%	5.3%	12.4%
Skilled Healthcare Group, Inc.	$5,546	5,823	244	256	712	748	5.0%	5.0%	4.4%
HealthSouth Corp.	$2,402	2,537	582	614	632	667	5.6%	5.6%	24.2%
Kindred	$5,113	5,308	387	405	717	746	3.8%	4.5%	7.6%

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Gentiva and Kindred, respectively. However, because of the inherent differences between the business, operations and prospects of Gentiva and Kindred, respectively, and those of the respective selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays, based on its professional judgment and experience, also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Gentiva and Kindred, respectively, and the respective selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Gentiva and Kindred, respectively, and the respective companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 8.5x to 9.5x multiples of Gentiva’s 2014 expected Adjusted EBITDA, which equaled $189 million (based upon actual results and the business model case) and a range of 8.0x to 9.0x multiples of Gentiva’s 2015 expected EBITDA, which equaled $208 million (based upon the business model case). Based upon these judgments, Barclays also selected a range of 7.0x to 8.5x multiples of Kindred’s 2014 expected EBITDA, which equaled $382 million (based upon Wall Street research estimates) and a range of 6.5x to 8.0x multiples of Kindred’s 2014 expected EBITDAR, which equaled $712 million (based upon Wall Street research estimates). Using the range of multiples and expected EBITDA, Adjusted EBITDA and EBTIDAR, as the case may be, Barclays calculated a range of implied enterprise values. The implied equity value per share was calculated by subtracting Gentiva’s and Kindred’s net debt from its implied enterprise values, and in the case of adjusted enterprise value subtracting the value of Kindred’s capitalized rent, and dividing by the diluted number of shares outstanding. The following summarizes the results of these calculations:

Implied Equity Value Per Share
Gentiva
EV / 2014E Adjusted EBITDA	$14.36 – 19.25
EV / 2015E EBITDA	$15.78 – 21.15

Kindred
EV / 2014E EBITDA	$18.29 – 27.18
EV / 2014E EBITDAR	$18.24 – 30.42

The following disclosure supplements the disclosure under the heading “Discounted Cash Flow Analysis” by amending and restating all paragraphs under that heading on pages 61-62 as follows:

Discounted Cash Flow Analysis

In order to estimate the present value of Gentiva, Barclays performed a discounted cash flow analysis of Gentiva. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. To calculate the estimated enterprise value of Gentiva using the discounted cash flow method, Barclays added (i) Gentiva’s projected after-tax unlevered free cash flows for the third and fourth quarters of fiscal year 2014 and fiscal years 2015 through 2018 based on the business model case to (ii) the “terminal value” of Gentiva as of 2018, and discounted such amount to its present value using a range of selected discount rates from 9.5% to 11.5%. For purposes of the discounted cash flow analysis, projected future stock-based compensation was treated as a cash expense. The discount rates were based on Barclays’ analysis in accordance with the capital asset pricing model of the weighted average cost of capital for Gentiva (using a risk-free rate of 3.2%, a market risk premium of 6.7%, a size premium of 1.7%, an unlevered beta of 0.96 (a levered beta of 1.42), a tax rate of 41.0%, a debt to equity ratio of 80.0%, and a targeted debt to debt-plus-equity ratio of 44.4%). Barclays also reviewed the debt to equity ratio, adjusted beta, adjusted unlevered beta, predicted barra beta, and predicted barra unlevered beta for comparable companies that are set forth in the table immediately below.

($ in millions)
Name of Company	Debt/Equity	Bloomberg Adjusted Beta	Bloomberg Adjusted Unlevered Beta	Predicted Barra Beta	Predicted Barra Unlevered Beta
Amedisys Inc.(1)	29.8%	1.34	1.13	1.06	1.00
Chemed Corp.	8.8%	0.94	0.89	0.96	0.96
Almost Family Inc.	22.2%	1.21	1.06	1.11	0.94
Addus HomeCare Corp.	0.0%	0.77	0.77	0.66	0.66
LHC Group, Inc.	17.1%	1.08	0.97	0.89	0.79
Gentiva	182.6%	1.50	0.68	1.53	0.66

(1)	Amedisys Inc. debt assumes $35 million of additional debt for payment of a U.S. Department of Justice settlement.

The after-tax unlevered free cash flows were calculated by taking the tax-affected estimated EBITDA for the fiscal years ended 2014 through 2018 and subtracting capital expenditures and adjusting for changes in working capital. In the discounted cash flow analysis, which we refer to as the DCF analysis (standalone), the residual value of Gentiva at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples of 8.0x to 9.0x for the period ending 2018 and applying such range to the business model case. These multiples correspond to implied perpetuity growth rates in a range of 2.6% to 5.2% (varying based upon the terminal value multiples and the range of selected discount rates from 9.5% to 11.5%). Such terminal value multiples were derived based upon Barclays’ professional judgment and a review of forward enterprise value to EBITDA multiples over a five-year period for the companies included in the selected comparable companies analysis. Barclays then calculated a range of implied prices per share of Gentiva by subtracting net debt as of June 30, 2014 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the shares of Gentiva common stock calculated using the treasury stock method. The following summarizes the results of these calculations:

Implied Equity Value Per Share
DCF analysis (standalone)	$16.14 – 23.80

The following disclosure is added as a new section on page 62 following the section “Analysis of Equity Research Analyst Price Targets”:

Illustrative Future Stock Price Analysis

Barclays performed an illustrative future stock price analysis with respect to Gentiva using the Gentiva projections. This analysis was done solely for informational purposes for the Gentiva board and did not form the basis for Barclays’ fairness opinion. Barclays did not express an opinion as to the prices at which shares of Gentiva common stock or Kindred common stock would trade at any time following the announcement of the merger or the prices at which Kindred common stock would trade at any time following consummation of the merger. Pursuant to the analysis based upon the Gentiva projections, Barclays calculated an illustrative range of potential future stock prices at which Gentiva common stock might trade representing forward EBITDA multiples of between 8.0x and 9.0x the Gentiva projections for EBITDA ($208, $221, $236 and $258 million for years 2015 through 2018). Forecasted net debt for those years, based on the Gentiva projections, was $1,033, $949, $869 and $777 million, respectively. Barclays calculated the present value of these potential future stock prices, discounting those values with a 14.4% discount rate (representing the cost of equity). The assumptions used to calculate the cost of equity were similar to the assumptions used to calculate discount rates for the discounted cash flow analysis, which are further described above. This resulted in implied potential stock prices of $14.89 to $19.81 for 2015, $16.72 to $21.22 for 2016, $17.93 to $22.08 for 2017 and $19.53 to $23.44 for 2018.

The following disclosure supplements the disclosure under the heading “General” by amending and restating the third full paragraph on page 62 as follows:

Barclays is acting as financial advisor to Gentiva in connection with the merger. As compensation for its services in connection with the merger, compensation of $12 million will be payable to Barclays on completion of the merger, and compensation of $2 million was paid to Barclays upon delivery of the Barclays opinion. Edge serves as a co-financial advisor to Gentiva in connection with the merger. As compensation for its services in connection with the merger, aggregate compensation of approximately $14 million will be payable to Edge, $2 million of which has already been paid and approximately $12 million of which will be payable upon completion of the merger. In addition, Gentiva has agreed to reimburse each of Barclays and Edge for its expenses incurred in connection with the merger and to indemnify each of Barclays and Edge for certain liabilities that may arise out of its engagement by Gentiva and to indemnify Barclays for certain liabilities that may arise out of the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Gentiva and Kindred in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, Barclays is a lender to both companies’ credit facilities, the administrative agent for Gentiva and, in the past two years, has performed the following investment banking and financial services: (i) provided committed financing to Gentiva for its acquisition of Harden, (ii) acted as lead left arranger and joint bookrunner on Gentiva’s $925 million Senior Secured Credit Facilities in connection with the Harden acquisition, (iii) acted as joint lead arranger and joint bookrunner on Kindred’s refinancing of its capital structure comprised of $1,750 million Senior Secured Credit Facilities and $500 million of Senior Secured Notes and (iv) as part of Kindred’s refinancing, Barclays acted as a counterparty to an interest rate swap.

The following disclosure supplements the disclosure under the heading “Business Model Case” by amending and restating all paragraphs under that heading on page 64 as follows:

Business Model Case

The business model case was prepared by Gentiva’s management in May 2014. The business model case was based on the 2014 budget approved by the Gentiva board of directors and reflects various assumptions and estimates that Gentiva’s management made in good faith, including without limitation: (i) census growth, revenue per episode, revenue per visit, revenue per patient day and revenue per hour, cost per visit, cost per patient day and selling, general and administrative expenses; (ii) the effect of the One Gentiva initiative on Gentiva’s business; and (iii) the impact of GentivaLink on Gentiva’s business. The business model case was provided to the Gentiva board of directors and its advisors. Gentiva provided the business model case to its financial advisors for use in their financial analyses of Gentiva, including the financial analyses performed by Barclays in connection with its fairness opinion. Gentiva believes the business model case is a reasonable forecast of its future results and was a reasonable basis upon which to evaluate the business and prospects of Gentiva. See “The Merger—Opinion of Gentiva’s Financial Advisor” beginning on page 55.

	Year Ending December 31,
	2014E		2015E	2016E	2017E	2018E
	(dollars in millions)
Revenue	$1,987		$2,028	$2,070	$2,119	$2,188
Gross Profit	897		921	939	957	991
EBITDA(2)	189	(1)	208	221	236	258
Net Income	39		52	62	71	88
Unlevered free cash flow(3)	89		100	120	129	140

(1)	2014 estimates based on Adjusted EBITDA(2) .
(2)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization. Adjusted EBITDA also excludes charges relating to cost savings initiatives and acquisition and integration activities, losses on closed locations, a weather-specific adjustment for the first quarter of 2014 and merger related expenses. Management uses Adjusted EBITDA to evaluate overall performance and compare current operating results with other companies in the healthcare industry. Adjusted EBITDA should not be considered in isolation or as a substitute for income from continuing operations, net income, operating income or cash flow statement data determined in accordance with accounting principles generally accepted in the United States.
(3)	Unlevered free cash flow is calculated as EBITA minus taxes, changes in net working capital and capital expenditures, plus depreciation. EBITA is calculated as net earnings before interest, taxes and amortization.

Business Model Case

($ in millions)
	2014E	2015E	2016E	2017E	2018E

EBITDA(2)	$189(1)	$208	$221	$236	$258
Weather Related Adjustment	(3)
Less: Depreciation	(19)	(20)	(21)	(22)	(23)
EBITA	$168	$188	$201	$215	$236
Less: Taxes	(69)	(77)	(82)	(88)	(97)
Tax Rate	41%	41%	41%	41%	41%
Plus: Depreciation	19	20	21	22	23
Less: Change in Net Working Capital	(14)	(12)	(1)	(0)	(2)
Less: Capital Expenditures	(15)	(18)	(19)	(19)	(20)
Unlevered Free Cash Flow(3)	$89	$100	$120	$129	$140

(1)	2014 estimates based on Adjusted EBITDA(2) .
(2)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization. Adjusted EBITDA also excludes charges relating to cost savings initiatives and acquisition and integration activities, losses on closed locations, a weather-specific adjustment for the first quarter of 2014 and merger related expenses. Management uses Adjusted EBITDA to evaluate overall performance and compare current operating results with other companies in the healthcare industry. Adjusted EBITDA should not be considered in isolation or as a substitute for income from continuing operations, net income, operating income or cash flow statement data determined in accordance with accounting principles generally accepted in the United States.
(3)	Unlevered free cash flow is calculated as EBITA minus taxes, changes in net working capital and capital expenditures, plus depreciation. EBITA is calculated as net earnings before interest, taxes and amortization.

The following disclosure supplements the disclosure under the heading “Upside Case” by amending and restating all paragraphs under that heading on pages 64-65 as follows:

Upside Case

The upside case was prepared by Gentiva’s management in July 2014 in response to due diligence requests from potential buyers of Gentiva. Compared to the business model case, the upside case assumed (i) a more aggressive outlook for home health and hospice reimbursement, (ii) enhanced profitability primarily due to lower selling, general and administrative costs and (iii) modified assumptions regarding home health and hospice volumes. The upside case was made available to Kindred and other potential buyers of Gentiva.

	Year Ending December 31,
	2014E		2015E	2016E	2017E	2018E
	(dollars in millions)
Revenue	$1,977		$2,014	$2,061	$2,118	$2,186
Gross Profit	901		925	945	971	998
EBITDA(2)	191	(1)	219	237	263	278
Net Income	40		58	72	88	101
Unlevered Free Cash Flow(3)	89		108	129	144	153

(1)	2014 estimates based on Adjusted EBITDA(2) .
(2)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization. Adjusted EBITDA also excludes charges relating to cost savings initiatives and acquisition and integration activities, losses on closed locations, a weather-specific adjustment for the first quarter of 2014 and merger related expenses. Management uses Adjusted EBITDA to evaluate overall performance and compare current operating results with other companies in the healthcare industry. Adjusted EBITDA should not be considered in isolation or as a substitute for income from continuing operations, net income, operating income or cash flow statement data determined in accordance with accounting principles generally accepted in the United States.
(3)	Unlevered free cash flow is calculated as EBITA minus taxes, changes in net working capital and capital expenditures, plus depreciation. EBITA is calculated as net earnings before interest, taxes and amortization.

Upside Case

($ in millions)
	2014E	2015E	2016E	2017E	2018E

EBITDA(2)	$191(1)	$219	$237	$263	$278
Weather Related Adjustment	(3)
Less: Depreciation	(19)	(20)	(21)	(22)	(23)
EBITA	$170	$199	$217	$242	$256
Less: Taxes	(70)	(82)	(89)	(99)	(105)
Tax Rate	41%	41%	41%	41%	41%
Plus: Depreciation	19	20	21	22	23
Less: Change in Net Working Capital	(15)	(11)	(1)	(2)	(1)
Less: Capital Expenditures	(15)	(18)	(19)	(19)	(20)
Unlevered Free Cash Flow(3)	$89	$108	$129	$144	$153

(1)	2014 estimates based on Adjusted EBITDA(2) .
(2)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization. Adjusted EBITDA also excludes charges relating to cost savings initiatives and acquisition and integration activities, losses on closed locations, a weather-specific adjustment for the first quarter of 2014 and merger related expenses. Management uses Adjusted EBITDA to evaluate overall performance and compare current operating results with other companies in the healthcare industry. Adjusted EBITDA should not be considered in isolation or as a substitute for income from continuing operations, net income, operating income or cash flow statement data determined in accordance with accounting principles generally accepted in the United States.
(3)	Unlevered free cash flow is calculated as EBITA minus taxes, changes in net working capital and capital expenditures, plus depreciation. EBITA is calculated as net earnings before interest, taxes and amortization.

Gentiva cannot assure you that the Gentiva projections will be realized or that its future financial results will not materially vary from the Gentiva projections. The Gentiva projections cover multiple years and such information by its nature becomes less predictive with each succeeding year.

The Gentiva projections do not necessarily take into account any circumstances or events occurring after the date they were prepared. Gentiva does not intend to update the Gentiva projections. The Gentiva projections are forward-looking statements. For additional information on factors which may cause Gentiva’s actual future financial results to materially vary from the Gentiva projections, see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 38 and 31, respectively.

* * * * *

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding Kindred’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger , competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on our earnings or cash flows that we expect, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred has filed with the SEC a registration statement on Form S-4 (File No. 333-200454), including Amendment No. 1 thereto, that contains a definitive proxy statement of Gentiva that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on December 18, 2014, and Kindred and Gentiva commenced mailing the definitive proxy statement/prospectus to Gentiva stockholders on December 22, 2014. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the definitive proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, http://www.sec.gov. Those documents, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred, Gentiva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the proposed merger using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2015	Kindred Healthcare, Inc.

	By:	/S/ JOSEPH L. LANDENWICH
		Name:	Joseph L. Landenwich
		Title:	Co-General Counsel and Corporate Secretary